UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Lattice Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518415104

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 518415104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Lattice Semiconductor Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 111 SW Fifth Ave, Suite 700, Portland, Oregon 97204.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point ”), with respect to the Shares directly and beneficially owned by it;
(ii)	Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point Capital GP”), as the general partner of Lion Point;
(iii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of Lion Point;
(iv)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;
(v)	Didric Cederholm, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP; and
(vi)	Jim Freeman, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Lion Point, Lion Point Capital GP, Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019. Lion Point also has a registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)       The principal business of Lion Point is investing in securities. The principal business of Lion Point Capital GP is serving as the general partner of Lion Point. The principal business of Lion Point Capital is serving as the investment manager of Lion Point. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as the Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as the Founding Partner and Head of Research of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP.

8

CUSIP No. 518415104

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 7,664,095 Shares beneficially owned by Lion Point is approximately $46,390,640, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have extensively reviewed the historical financial performance of the Issuer with the assistance of accomplished semiconductor executives and believe that the Issuer has substantial opportunities to unlock stockholder value, including through operational changes and margin improvement initiatives. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been engaged, and continue to engage, in constructive discussions with the Issuer regarding certain matters, including the composition of the Issuer’s Board of Directors (the “Board”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 518415104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 123,365,688 Shares outstanding, as of November 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

A.	Lion Point
(a)	As of the close of business on February 5, 2018, Lion Point beneficially owned 7,664,095 Shares.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 7,664,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,664,095
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 7,664,095 Shares owned by Lion Point.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 7,664,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,664,095
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 518415104

C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 7,664,095 Shares owned by Lion Point.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 7,664,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,664,095
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 7,664,095 Shares owned by Lion Point.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 7,664,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,664,095
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 7,664,095 Shares owned by Lion Point.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,664,095
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,664,095

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 518415104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 5, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer   The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Lion Point has entered into an Advisor Agreement with each of Brett Fox, Cathal Phelan and Babak Taheri (each an “Advisor Agreement” and collectively, the “Advisor Agreements”) relating to certain services (the “Advisor Services”) to be provided by each of Messrs. Fox, Phelan and Taheri in connection with Lion Point’s investment in the Company. Pursuant to the Advisor Agreements, and in consideration for each of Messrs. Fox’s, Phelan’s and Taheri’s performance of the Advisor Services, Lion Point has agreed to pay each of Messrs. Fox, Phelan and Taheri a fee based, in part, on a percentage of the investment gains, if any, relating to Lion Point’s investment in the Company and an upfront fee equal to $20,000.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1       Joint Filing Agreement, dated February 5, 2018.

12

CUSIP No. 518415104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

13

CUSIP No. 518415104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of Common Stock	100,000	5.7883	12/13/17
Purchase of Common Stock	50,000	5.7600	12/14/17
Purchase of Common Stock	100,000	5.7700	12/14/17
Purchase of Common Stock	50,000	5.7700	12/14/17
Purchase of Common Stock	1,800	5.7200	12/14/17
Purchase of Common Stock	50,000	5.8000	12/15/17
Purchase of Common Stock	24,364	5.7978	12/15/17
Purchase of Common Stock	100,000	5.8500	12/15/17
Purchase of Common Stock	22,940	5.8459	12/15/17
Purchase of Common Stock	100,000	5.8546	12/15/17
Purchase of Common Stock	50,000	5.8760	12/15/17
Purchase of Common Stock	75,300	5.8637	12/15/17
Purchase of Common Stock	50,000	5.8999	12/18/17
Purchase of Common Stock	50,000	5.8924	12/18/17
Purchase of Common Stock	25,000	5.8998	12/19/17
Purchase of Common Stock	25,000	5.8944	12/19/17
Purchase of Common Stock	50,000	5.8953	12/19/17
Purchase of Common Stock	57,400	5.8741	12/19/17
Purchase of Common Stock	25,000	5.8881	12/20/17
Purchase of Common Stock	25,000	5.8177	12/20/17
Purchase of Common Stock	25,000	5.7985	12/20/17
Purchase of Common Stock	50,000	5.8135	12/20/17
Purchase of Common Stock	17,600	5.7782	12/20/17
Purchase of Common Stock	25,000	5.7898	12/21/17
Purchase of Common Stock	50,000	5.7646	12/21/17
Purchase of Common Stock	43,201	5.7191	12/22/17
Purchase of Common Stock	40,000	5.7320	12/22/17
Purchase of Common Stock	25,000	5.7381	12/22/17
Purchase of Common Stock	33,800	5.7589	12/26/17
Purchase of Common Stock	34,300	5.7741	12/27/17
Purchase of Common Stock	49,300	5.8586	12/28/17
Purchase of Common Stock	50,000	5.8199	12/29/17
Purchase of Common Stock	50,000	5.8961	01/02/18
Purchase of Common Stock	33,700	5.8993	01/03/18
Purchase of Common Stock	16,100	5.9377	01/04/18
Purchase of Common Stock	100,000	6.0762	01/08/18
Purchase of Common Stock	30,949	6.0443	01/08/18
Purchase of Common Stock	100,000	6.0500	01/09/18
Purchase of Common Stock	51,946	6.0425	01/09/18
Purchase of Common Stock	19,051	6.0523	01/09/18
Purchase of Common Stock	100,000	6.0473	01/09/18

CUSIP No. 518415104

Purchase of Common Stock	48,054	6.0393	01/10/18
Purchase of Common Stock	100,000	6.0405	01/10/18
Purchase of Common Stock	5,505	5.9695	01/10/18
Purchase of Common Stock	100,000	5.9938	01/10/18
Purchase of Common Stock	27,635	6.0300	01/11/18
Purchase of Common Stock	94,495	6.0337	01/11/18
Purchase of Common Stock	9,200	6.0500	01/11/18
Purchase of Common Stock	50,000	6.2172	01/12/18
Purchase of Common Stock	100,000	6.1928	01/12/18
Purchase of Common Stock	63,165	6.2073	01/12/18
Purchase of Common Stock	100,000	6.1686	01/12/18
Purchase of Common Stock	32,904	6.2296	01/16/18
Purchase of Common Stock	19,150	6.1969	01/16/18
Purchase of Common Stock	131,448	6.2333	01/16/18
Purchase of Common Stock	500,000	6.2000	01/16/18
Purchase of Common Stock	325,000	6.3300	01/18/18
Purchase of Common Stock	500,000	6.4250	01/22/18
Purchase of Common Stock	400,000	6.4000	01/23/18
Purchase of Common Stock	225,000	6.3000	01/25/18
Purchase of Common Stock	839,000	6.4000	01/26/18
Purchase of Common Stock	13,264	6.4500	01/26/18
Purchase of Common Stock	30,815	6.5479	01/29/18
Purchase of Common Stock	105,921	6.6868	01/29/18
Purchase of Common Stock	500,000	6.6300	01/30/18
Purchase of Common Stock	8,635	6.5991	01/30/18
Purchase of Common Stock	1,300	6.6000	01/30/18